EXHIBIT 99.8

Execution Copy

                                ONTARIO INC.

as the Vendor

- and -

HIGH TIDE INC.

as the Purchaser

- and -

KUSHBAR INC.

as the Corporation

SHARE PURCHASE AGREEMENT

December 9, 2019

Execution Copy

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of December 9, 2019, is entered into between                                   Ontario Inc., a corporation existing under the laws of the Province of Ontario (the “Vendor”), High Tide Inc., a corporation existing under the laws of the Province of Alberta (the “Purchaser”), and KushBar Inc., a corporation existing under the laws of the Province of Alberta (the “Corporation”) (each a “Party” and together, the “Parties”).

WHEREAS, the Purchaser is the registered and beneficial owner of 50.1 Class A common shares in the capital of the Corporation (the “Shares”), which Shares represent fifty and one-tenth percent (50.1%) of the issued and outstanding Shares;

AND WHEREAS, the Vendor is the registered and beneficial owner of 49.9 Shares (such shares, the “Minority Shares”), which Shares represent forty-nine and nine-tenth percent (49.9%) of the issued and outstanding Shares;

AND WHEREAS, the Vendor wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Vendor, the Minority Shares, subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties hereto agree as follows:

ARTICLE I
DEFINED TERMS

Section 1.01  Definitions. In this Agreement and in the Schedules and Exhibits hereto, the following terms and expressions will have the following meanings:

(a)	“Agreement” means this share purchase agreement and all instruments amending it; “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section, or other subdivision; “Article”, “Section” or other subdivisions of this Agreement followed by a number means and refers to the specified Article, Section or other subdivision of this Agreement.

(b)	“Contract” means any agreement, contract, licence, undertaking, engagement or commitment of any nature, whether written or oral.

(c)	“Damages” means any losses, liabilities, damages or expenses (including legal fees and expenses on a full indemnity basis without reduction for tariff rates or similar reductions) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Regulatory Authority, or a cause, matter, thing, act, omission or state of facts not involving a third party.

(d)	“including” and “includes” mean, respectively, “including, without limitation” and “includes, without limitation”.

(e)	“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property.

(f)	“Interim Period” means the period between the close of business on the date of this Agreement and the Closing.

(g)	“Law” or “Laws” means all requirements imposed by statutes, regulations, rules, ordinances, by-laws, decrees, codes, policies, judgments, orders, rulings, decisions, approvals, notices, permits, guidelines or directives of any Regulatory Authority.

(h)	“person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization.

(i)	“Purchaser’s Closing Date Knowledge” means, with respect to such matter(s) to which such term refers, the actual knowledge, as of the Closing Date, of any director or officer of the Purchaser after due inquiry and arising directly by reason of the Purchaser’s direct involvement in the management of such portions of the affairs of the Corporation for which the Purchaser was responsible for prior to the Closing Date.

(j)	“Regulatory Authority” means any government, regulatory or administrative authority, agency, commission, utility or board (federal, provincial, municipal or local, domestic or foreign) having jurisdiction in the relevant circumstances and any person acting under the authority of any of the foregoing and any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances.

(k)	“Unanimous Shareholder’s Agreement” means the unanimous shareholders agreement dated April 1, 2018, entered into by and among the Vendor (as the successor to , an original party to the agreement), the Purchaser, and the Corporation, as amended from time to time.

ARTICLE II
PURCHASE AND SALE

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, the Vendor shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, the Minority Shares, free and clear of any, and all, pledges, liens, security interests, adverse claims or other encumbrances (each, an “Encumbrance”).

Section 2.02 Purchase Price. The purchase price (the “Purchase Price”) for the Minority Shares shall be the aggregate of the following:

(a)	the actual amount of the Vendor’s shareholder’s loans to the Corporation (the “Vendor Loans”), being the aggregate amount of , which shall be payable by the issuance, to the Vendor, of a secured convertible debenture of the Purchaser (“Convertible Debenture”), having the terms set forth in Section 2.05; and

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(b)	(such amount, the “Equity Amount”), which shall be payable by the issuance, to the Vendor, of common shares in the capital of the Purchaser (“HITI Shares”), with each HITI Share having a price equal to .

Section 2.03 Transactions to be Effected at the Closing

(a)	At the closing, the Purchaser shall deliver to the Vendor:

(i)	share certificates or Direct Registration System Advices representing such number of HITI Shares as is equal to the Equity Amount, free and clear of all Encumbrances, with each HITI Share having a price equal to the 10-day volume weighted average trading price of the HITI Shares on the Canadian Securities Exchange immediately prior to the Closing Date;

(ii)	a certificate representing the Convertible Debenture in the principal amount of the Vendor Loans;

(iii)	a mutual release, by and among the Vendor, the Corporation, the Purchaser, and such other persons as the Purchaser may reasonably request, substantially in the form attached hereto as Schedule “A” duly executed by the Purchaser;

(iv)	a share pledge agreement, in the form attached as Schedule “B” (the “Share Pledge Agreement”), duly executed by the Purchaser, pursuant to which the Purchaser will pledge all of its rights and interest in the Shares held by the Purchaser upon completion of the transactions contemplated hereby, as security for the obligations of the Purchaser to the Vendor pursuant to the Convertible Debenture;

(v)	a general security agreement, in the form attached as Schedule “C” (the “General Security Agreement”), duly executed by the Corporation, pursuant to which the Corporation will grant a security interest in the assets of the Corporation, as security for the obligations of the Purchaser to the Vendor pursuant to the Convertible Debenture;

(vi)	an assignment of debt agreement, in the form attached as Schedule “D” (the “Debt Assignment Agreement”), duly executed by the Purchaser and the Corporation, pursuant to which the Purchaser will assign to the Vendor its rights and interest in certain debts owed to the Purchaser by the Corporation in respect of certain loans advanced by the Purchaser to the Corporation, as security for the obligations of the Purchaser to the Vendor pursuant to the Convertible Debenture;

(vii)	resignations and releases, in the form attached as Schedule “E” (together, the “Resignations and Releases”), duly executed by each of the directors and/or officers of the Corporation listed in Schedule “F” (together, the “Outgoing Directors and Officers”);

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(viii)	an agreement to terminate the Unanimous Shareholders Agreement, in the form attached as Schedule “I” (the “USA Termination Agreement”), duly executed by the Purchaser and the Corporation; and

(ix)	all other agreements, documents, instruments or certificates required to be delivered by the Purchaser under this Agreement.

(b)	At the closing, the Vendor shall deliver to the Purchaser:

(i)	share certificates representing the Minority Shares, free and clear of all Encumbrances, duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, together with evidence satisfactory to the Purchaser that the Purchaser or its nominee(s) have been entered upon the books of the Corporation as the holder of the Purchased Shares;

(ii)	the subscription agreement, substantially in the form attached hereto as Schedule “G” (the “Subscription Agreement”), properly completed and executed with respect to the HITI Shares and the Convertible Debenture to be issued to the Vendor pursuant to Section 2.02;

(iii)	a non-competition agreement, substantially in the form attached hereto as Schedule “H” (the “Non-Compete Agreement”) duly executed by the Vendor and such other persons as the Purchaser may reasonably request;

(iv)	a mutual release, by and among the Vendor, the Corporation, the Purchaser, and such other persons as the Purchaser may reasonably request; substantially in the form attached hereto as Schedule “A” duly executed by the Vendor and the Corporation and such other persons as the Purchaser may reasonably request;

(v)	the USA Termination Agreement, duly executed by the Vendor and the Corporation; and

(vi)	all other agreements, documents, instruments or certificates required to be delivered by the Vendor under this Agreement.

Section 2.04 Closing. The purchase and sale of the Minority Shares contemplated by this Agreement (the “Closing”) shall take place on December 12, 2019 or such earlier or later date as the Parties may agree in writing, provided that such date may not be later than December 16, 2019 (the “Outside Date”). The Closing shall occur at the offices of Garfinkle Biderman LLP, legal counsel to the Purchaser, at 1 Adelaide Street East, Suite 801, Toronto, Ontario, M5C 2V9 at 1:00 p.m. (Toronto time) or such other time as the Parties may agree in writing.

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Section 2.05 Convertible Debenture. In addition to customary terms and conditions otherwise applicable to convertible debentures from time to time issued by the Purchaser (including, for greater certainty, such terms and conditions imposed by applicable Laws), the Convertible Debenture to be issued to the Vendor in satisfaction of the Vendor Loans pursuant to Section 2.02(a) shall have the following terms and conditions:

(a)	Upon and subject to the terms and conditions of the Convertible Debenture, the holder thereof shall be entitled, at its option and at any time and up until the close of business on the date that is two (2) years from the date of issuance (the “Expiry Time”), to convert all or any portion of the principal amount of the Convertible Debenture into fully paid and non-assessable HITI Shares (the shares resulting from such conversion, the “Conversion Shares”) at a price of $0.25 per HITI Share (the “Conversion Price”), subject to customary adjustments in accordance with the terms and conditions of the Convertible Debenture or in Section 2.05(b) below.

(b)	If at any time while any portion of the principal amount of the Convertible Debenture is outstanding, any securities (including, shares of any class, options, and warrants) of the Purchaser are issued or sold for a price less than the Conversion Price then in effect, the Conversion Price of the Convertible Debenture will be adjusted downward to the price of such issuance (such price the “New Conversion Price”), provided however that in no event shall the New Conversion Price be lower than the 10-day volume weighted average trading price of the HITI Shares on the Canadian Securities Exchange immediately prior to the Closing Date (the “Closing Date Conversion Price”), and provided further, that any downward adjustment shall be subject to prior approval of the Canadian Securities Exchange (or such other stock exchange on which the HITI Shares may principally trade from time to time).

(c)	If the Purchaser has not:

(i)	established a New Conversion Price which is lesser than, or equal to, 110% of the Closing Date Conversion Price; or

(ii)	been able to obtain the approval of the Canadian Securities Exchange (or such other stock exchange on which the HITI Shares may principally trade from time to time) for the New Conversion Price, in either case on or prior to the Legend Expiry Date (as defined below), then the Expiry Time shall be accelerated to the date that is nine (9) months from the date of issuance of the Convertible Debenture.

(d)	If at any time following the Legend Expiry Date, the volume-weighted average trading price of the HITI Shares on the Canadian Securities Exchange (or such other recognized stock exchange on which the HITI Shares may from time to time principally trade) exceeds $0.30 for a period of 30 consecutive days with trading volume of not less than 225,000 HITI Shares on each such trading day, then the Purchaser shall be entitled to, at its option and without penalty or bonus, cause the holder of the Convertible Debenture to convert all or part of the then outstanding principal amount of the Convertible Debenture. For the purposes of this Section 2.05, “Legend Expiry Date” means the date on which, in the opinion of legal counsel to the Purchaser, all applicable restrictions with respect to trading in the Convertible Debenture and the HITI Shares underlying such Convertible Debenture imposed by applicable Canadian securities laws expire or are removed.

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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF VENDOR

The Vendor represents and warrants as follows to the Purchaser and acknowledges and agrees that the Purchaser is relying upon the representations and warranties in connection with its purchase of the Minority Shares:

Section 3.01 Status, Authorization, Enforceability. The Vendor is a corporation incorporated and existing under the Laws of the Province of Ontario and has not been discontinued or dissolved under such Laws. No steps or proceedings have been taken to authorize or require such discontinuance or dissolution. The Vendor has the power and capacity to enter into this Agreement and the documents to be delivered hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Vendor of this Agreement and the documents to be delivered hereunder and the consummation by the Vendor of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Vendor. This Agreement has been duly executed and delivered by the Vendor, and (assuming due authorization, execution and delivery by the Purchaser), this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of the Vendor enforceable against the Vendor in accordance with their respective terms.

Section 3.02 Authorized and Issued Capital. All the Minority Shares have been duly authorized and are validly issued in compliance with all applicable Laws (including applicable securities laws) as fully paid and non-assessable, and the Vendor is the registered and beneficial owner of the Minority Shares, free and clear of all Encumbrances. Upon consummation of the transactions contemplated by this Agreement, the Purchaser shall own all the Minority Shares, free and clear of all Encumbrances.

Section 3.03  No Other Agreements to Purchase. Except for the Purchaser’s right under this Agreement, no person has any written or oral agreement, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for (i) the purchase or acquisition from the Vendor of any of the Minority Shares or from the Corporation of any securities issued by such Corporation, or (ii) the purchase, subscription, allotment or issuance of any of the unissued shares or other securities of the Corporation.

Section 3.04  Title to Minority Shares. The Minority Shares are owned by the Vendor as the registered and beneficial owner with a good title, free and clear of all Encumbrances other than those restrictions on transfer, if any, contained in the articles of the Corporation. Upon completion of the transaction contemplated by this Agreement, the Purchaser will have good and valid title to the Minority Shares, free and clear of all Encumbrances, which would otherwise have affected the Vendor’s title to the Minority Shares.

Section 3.05 No Conflicts and Consents. The execution, delivery and performance by the Vendor of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not:

(a)	violate or conflict with the articles of incorporation, by-laws or unanimous shareholder agreement of the Vendor;

(b)	violate or conflict with any Law applicable to the Vendor;

(c)	conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which the Vendor is a party; or

(d)	result in the creation or imposition of any Encumbrance on any properties or assets of the Vendor.

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Notwithstanding the foregoing, the Corporation and the Purchaser acknowledge that notice of the change in the ownership of the Corporation must be made to:

(a)	the Alberta Liquor, Gaming and Cannabis Commission; and

(b)	the landlords of the various premises pursuant to which the Corporation has entered into lease agreements;

(hereinafter collectively the “Notice Requirement”). To the Vendor’s knowledge, other than the Notice Requirement:

(c)	no consent, approval, waiver or authorization is required to be obtained by the Vendor or the Corporation from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by the Vendor of this Agreement and the consummation of the transactions contemplated hereby; and

(d)	there is no requirement to (i) make any filing with, give any notice to, or obtain any authorization of, any governmental entity as a condition to the lawful completion of the transactions contemplated by this Agreement, or (ii) obtain any consent, approval or waiver of a party under any lease or any contract to which the Corporation is a party to any of the transactions contemplated by this Agreement.

Section 3.06 Privacy. To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, (A) the Corporation is, and has been since incorporation, conducting its business in compliance with all applicable Laws governing privacy and the protection of personal information, including the Personal Information Protection Act (Alberta) other than acts of non-compliance which individually or in the aggregate are not material, and (B) neither the Vendor nor the Corporation is aware of any data breach that has occurred since incorporation.

Section 3.07 Undisclosed Liabilities. To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, the Corporation has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (collectively, the “Liabilities”), except those that have been incurred in the ordinary course of business consistent with past practice and that are not, individually or in the aggregate, material in amount.

Section 3.08 Absence of Certain Changes, Events and Conditions. To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, since January 1, 2019, other than in the ordinary course of business consistent with past practice, there has not been, with respect to the Corporation, any:

(a)	event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Corporation;

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(b)	entry into any contract that would constitute a Material Contract;

(c)	incurrence, assumption or guarantee of any indebtedness for borrowed money except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(d)	transfer, assignment, sale or other disposition of any of the assets of the Corporation or cancellation of any debts or entitlements;

(e)	transfer, assignment or grant of any licence or sublicence of any material rights under or with respect to any Intellectual Property of the Corporation;

(f)	material damage, destruction or loss (whether or not covered by insurance) to its property;

(g)	acceleration, termination, material modification to or cancellation of any Material Contract to which the Corporation is a party or by which it is bound;

(h)	any material capital expenditures;

(i)	imposition of any Encumbrance upon any of the Corporation’s properties, shares or assets, tangible or intangible;

(j)	(i) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law; (ii) change in the terms of employment for any employee or any termination of any employees for which the aggregate costs and expenses exceed $10,000; or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;

(k)	any loan to (or forgiveness of any loan to), or entry into any other transaction with, any of its shareholders or current or former directors, officers and employees;

(l)	entry into a new line of business or abandonment or discontinuance of existing lines of business;

(m)	purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $10,000, individually (in the case of a lease, per annum) or $50,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice; or

(n)	any authorization, agreement, or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 3.09 No Material Adverse Change. To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, since January 1, 2019, there has not been any material adverse change in the affairs, prospects, operations or condition of the Corporation, any of its properties and assets, or its business, and no event has occurred or circumstance exists which may result in such a material adverse change.

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Section 3.10 Compliance with Laws. To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, the Corporation is conducting and has always conducted its business and any past business in compliance with all applicable Laws, other than acts of non-compliance which, individually or in the aggregate, are not material.

Section 3.11 Material Contracts

(a)	Except for the contracts of the Corporation disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge (such contracts collectively, the “Material Contracts”), the Corporation is neither a party to nor bound by:

(i)	any distributor, sales, advertising, agency or manufacturer’s representative Contract;

(ii)	any continuing Contract for the purchase of materials, supplies, equipment or services involving in the case of any such Contract more than $1,000 over the life of the Contract;

(iii)	any Contract that expires or may be renewed at the option of any person other than the applicable Corporation so as to expire more than one year after the date of this Agreement;

(iv)	any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with generally accepted accounting principles applicable to the Corporation;

(v)	any Contract for capital expenditures;

(vi)	any confidentiality, secrecy or non-disclosure Contract or any Contract limiting the freedom of either Corporation to engage in any line of business, compete with any other person, solicit any persons for any purpose, operate its assets at maximum production capacity or otherwise conduct its business;

(vii)	any Contract pursuant to which either Corporation is a lessor of any machinery, equipment, office furniture, fixtures or other personal property;

(viii)	any Contract with any person with whom either Corporation or the Vendor does not deal at arm’s length within the meaning of the Income Tax Act (Canada);

(ix)	any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person;

(x)	any Contract in respect of any Intellectual Property owned by, licensed to or used by either Corporation or otherwise in connection with the Corporation’s business;

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(xi)	any Contract made out of the ordinary course of business; or

(xii)	any Contract that is material to the Corporation’s business.

(b)	Each Material Contract is valid and binding on the Corporation in accordance with its terms and is in full force and effect. None of the Corporation or, to the Vendor’s knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Material Contract. No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. True, complete, and correct copies of each Material Contract have been made available to the Purchaser.

Section 3.12 Condition of Assets. To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, the buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property of the Corporation are structurally sound, are in good operating condition and repair and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

Section 3.13 Legal Proceedings, and Governmental Orders

(a)	To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, there is no claim, action, suit, proceeding or governmental investigation (each, an “Action”) of any nature pending or, to the Vendor’s knowledge, threatened against or by (i) the Corporation affecting any of its properties or assets (or by or against the Vendor and relating to the Corporation), or (ii) the Corporation or the Vendor that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. To the knowledge of the Vendor, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b)	To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, there are no outstanding governmental orders and no unsatisfied judgments, penalties or awards against or affecting the Corporation or any of its properties or assets.

Section 3.14 Compliance with Laws, and Permits

(a)	To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, the Corporation has complied, and is now complying, with all federal, provincial, territorial and local Laws applicable to it or its business, properties or assets.

(b)	To the knowledge of the Vendor, except as disclosed to the Purchaser in writing or except as may be within the Purchaser’s Closing Date Knowledge, (i) all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights from governmental authorities required by the Corporation to conduct its business (collectively, the “Permits”) are valid and in full force and effect, (ii) all fees and charges with respect to the Permits as of the date hereof have been paid in full, and (iii) no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit.

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Section 3.15 Securities Laws. The Vendor or such person as the vendor may nominate (such person, the “Vendor Nominee”), as the case may be, is acquiring the HITI Shares and the Convertible Debentures issuable in satisfaction of the Purchase Price pursuant to this Agreement as principal and not as agent and is acquiring such HITI Shares and the Convertible Debentures for investment purposes only and not with a view to resale or distribution. The Vendor or the Vendor Nominee, as the case may be, is a resident of the Province of Ontario and is a purchaser described in one or more applicable prospectus exemptions available under National Instrument 45-106 Prospectus Exemption.

Section 3.16 Full Disclosure. No representation or warranty by the Vendor in this Agreement and no statement contained in any certificate or other document furnished or to be furnished to the Purchaser in connection with this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. There is no fact known to either the Corporation or the Vendor which materially and adversely affects the affairs, prospects, operations or condition of the Corporation, its assets and properties or its business which has not been set forth in this Agreement. The Vendor represents and warrants to the Purchaser that the statements contained in this ARTICLE III are true and correct as of the date of this Agreement and are true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants as follows to the Vendor and acknowledges and agrees that the Vendor is relying on such representations and warranties in connection with the sale of the Minority Shares:

Section 4.01

(a)	Incorporation and Qualification. The Purchaser is a corporation incorporated and existing under the Laws of the Province of Alberta and has not been discontinued or dissolved under such Laws. No steps or proceedings have been taken to authorize or require such discontinuance or dissolution. The Purchaser has the corporate power and capacity to (i) own, operate or lease its properties and assets now owned, operated or leased by it, (ii) carry on its business as it has been and is currently conducted, and (iii) enter into and perform its obligations under this Agreement and each of the documents to be delivered hereunder to which it is a party. The Purchaser is qualified, licensed or registered to carry on business in each jurisdiction within which it currently conducts business, and has submitted all notices or returns of corporate information and other filings required by Law to be submitted by it to any governmental authority in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or registration necessary.

(b)	The Purchaser has the power and capacity to enter into this Agreement and the documents to be delivered hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Purchaser of this Agreement and the documents to be delivered hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Vendor), this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms.

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Section 4.02 Authorized and Issued Capital

(a)	The authorized capital of the Purchaser consists of an unlimited number of HITI Shares, Class B common shares, and Class C common shares, of which, as of December 3, 2019, 208,468,628 HITI Shares, nil Class B common shares, and nil Class C common shares are issued and outstanding.

Section 4.03 No Conflicts; Consents. The execution, delivery and performance by the Purchaser of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not violate or conflict with:

(a)	the articles of incorporation, by-laws, unanimous shareholder agreements or other organizational documents of the Purchaser;

(b)	any Law applicable to the Purchaser.

No consent, approval, waiver or authorization is required to be obtained by the Purchaser from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.04 Legal Proceedings. There is no Action of any nature pending or, to the Purchaser’s knowledge, threatened against or by the Purchaser that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

Section 4.05 Full Disclosure. No representation or warranty by the Purchaser in this Agreement and no statement contained in any certificate or other document furnished or to be furnished to the Vendor in connection with this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. The Purchaser represents and warrants to the Vendor that the statements contained in this ARTICLE III are true and correct as of the date of this Agreement and are true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date.

Section 4.06 Certain Securities Law Matters.

(a)	Compliance with Securities Laws. The Purchaser is a reporting issuer (as such italicized term is defined pursuant to applicable Canadian securities laws (the “Canadian Securities Laws”)) in the Provinces of British Columbia, Alberta, and Ontario (the “Reporting Jurisdictions”). The Purchaser is in compliance with its timely disclosure obligations under Canadian Securities Laws, including the policies of the Canadian Securities Exchange, and no order ceasing or suspending trading in the securities of the Purchaser or prohibiting the transactions contemplated hereby has been issued and no proceedings for such purpose are ongoing or pending, or to the knowledge of the Purchaser, threatened. All HITI Shares and other securities of the Purchaser issued by the Purchaser prior to the date of this Agreement have been issued in compliance with applicable Securities Laws in all material respects.

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(b)	HITI Shares. Subject to applicable securities laws and the rules and policies of the Canadian Securities Exchange, the Purchaser has the full and lawful right and authority to issue the HITI Shares to be issued to the Vendor in accordance with this Agreement, and on Closing, such HITI Shares (i) will be issued as fully paid and non-assessable shares of the Purchaser, (ii) will be duly registered as directed by the Vendor in the books and registers of the Purchaser’s transfer agent; and (c) will be duly listed and posted for trading on the Canadian Securities Exchange, subject to applicable restrictions on the resale and transfer imposed by applicable securities laws and/or the rules and policies of the Canadian Securities Exchange.

(c)	Convertible Debentures. Subject to applicable securities laws and the rules and policies of the Canadian Securities Exchange, the Purchaser has the full and lawful right and authority to issue the Convertible Debentures to be issued to the Vendor in accordance with this Agreement, and on Closing, such Convertible Debentures, (i) will be duly and validly created, authorized and issued as directed by the Vendor, and (ii) the HITI Shares issuable upon conversion of the Convertible Debentures will be issued as fully paid and non-assessable HITI Shares upon due conversion of the Convertible Debentures in accordance with their terms. The Convertible Debentures will be subject to applicable restrictions on the resale and transfer imposed by applicable securities laws and/or the rules and policies of the Canadian Securities Exchange.

ARTICLE V
COVENANTS

Section 5.01 Confidentiality. From and after the Closing, the Vendor shall hold, and shall use its reasonable best efforts to cause its directors and officers to hold, in confidence any, and all, information, whether written or oral, concerning the Corporation, except to the extent that the Vendor can show that such information is (i) generally available to and known by the public through no fault of the Vendor or its directors or officers, or (ii) lawfully acquired by the Vendor from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.

Section 5.02 Books and Records

(a)	To facilitate the resolution of any claims made against or incurred by the Vendor before the Closing, or for any other reasonable purpose, for a period of three (3) years after the Closing, the Purchaser shall (i) retain the books and records (including personnel files) of the Corporation relating to periods before the Closing in a manner reasonably consistent with the prior practices of the Corporation, and (ii) upon reasonable notice, afford representatives of the Vendor reasonable access (including the right to make, at the Vendor’s expense, photocopies), during normal business hours, to such books and records.

(b)	To facilitate the resolution of any claims made by or against or incurred by the Corporation or the Purchaser after the Closing, or for any other reasonable purpose, for a period of three (3) years after the Closing, the Vendor shall (i) retain the books and records (including personnel files) of the Vendor which relate to the Corporation and its operations for periods before the Closing, and (ii) upon reasonable notice, afford representatives of the Purchaser or the Corporation reasonable access (including the right to make, at Purchaser’s expense, photocopies), during normal business hours, to such books and records.

(c)	Neither the Purchaser nor the Vendor shall be obligated to provide the other Party with access to any books or records (including personnel files) under this Section 5.02 where such access would violate any applicable Law.

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Section 5.03 Public Announcements and Closing Press Release. Unless otherwise required by applicable Law or stock exchange requirements (including the requirements of the Canadian Securities Exchange), neither Party shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed). For greater certainty, and without limiting the foregoing, the Vendor and the Purchaser, each acting reasonably and in good faith, shall agree to the form and content of the closing press release to be issued by the Purchaser with respect to the closing of the transactions contemplated by this Agreement.

Section 5.04  Purchaser Equalization Funding. In the event the transactions contemplated by this Agreement are abandoned or are not consummated by the Outside Date (in which case the Unanimous Shareholders Agreement will not be terminated), all rights, obligations, interests, and privileges of each of the Parties under the Unanimous Shareholders Agreement, including the obligations of each of the Vendor and the Purchaser to provide certain funding to the Corporation on the terms set forth in the Unanimous Shareholders Agreement, shall continue in full force and effect, unaltered. The Vendor shall equalize any difference between the amount of monies advanced by the Purchaser to the Corporation and the Vendor Loans.

Section 5.05 Filings. The Purchaser undertakes to file or cause to be filed all forms or undertakings required to be filed by it in connection with the issuance of the HITI Shares so that the distribution of the HITI Shares may lawfully occur (but on terms that will permit the HITI Shares acquired by the Vendor to be sold by Vendor subsequent to the Legend Expiry Date subject to, and in compliance with, other restrictions under applicable Canadian Securities Laws. All fees payable in connection with such filings shall be at the sole expense of the Purchaser.

Section 5.06  Maintain Status as “Reporting Issuer”; Maintain Listing. The Purchaser shall use its commercial reasonable efforts to maintain:

(a)	its status as a reporting issuer not in default of any requirement of applicable Canadian Securities Laws in those provinces in which it is reporting issue, for a period of at least twelve (12) months from the Closing Date; and

(b)	the listing on the Canadian Securities Exchange or such other recognized stock exchange or quotation system in Canada of the class of shares of which the HITI Shares form a part for a period of at least twelve (12) months from the Closing Date;

provided that this clause shall not be construed as limiting or restricting the Purchaser from completing a consolidation, amalgamation, arrangement, a sale of all or substantially all of the Purchaser’s assets, a take-over bid, merger, or other similar transaction.

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Section 5.07 Further Assurances. Following the Closing, each of the Parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

ARTICLE VI
CONDITIONS OF CLOSING

Section 6.01  Conditions for the Benefit of the Purchaser. The purchase and sale of the Minority Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Truth of Representations and Warranties. The representations and warranties of the Vendor contained in this Agreement and in each document to be delivered hereunder are true and correct as of the date of this Agreement and are true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date and the Vendor shall have delivered a certificate to that effect duly executed by the Vendor, or where applicable, a duly authorized officer of the Vendor. Upon the delivery of such certificate, the representations and warranties of the Vendor in ARTICLE III will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of such date.

(b)	Performance of Covenants. The Vendor shall have fulfilled or complied with all covenants contained in this Agreement and in each document to be delivered hereunder are required to be fulfilled or complied with by it at or prior to the Closing, and the Vendor shall have delivered a certificate to that effect duly executed by the Vendor, or where applicable, a duly authorized officer of the Vendor.

(c)	Consents and Authorizations. All consents, approvals and waivers necessary to give effect to the transactions contemplated by this Agreement (including any consents, approvals and waivers required to be given by the Vendor) will have been made, given or obtained on terms acceptable to the Purchaser, acting reasonably, and all such consents, approvals, waivers, filings, notifications and authorizations will be in force and will not have been modified.

(d)	Due Diligence. The Purchaser shall have completed its investigation into the Corporation, its business, the books and records, the Vendor’s title to the Minority Shares, the assets of the Corporation, and all other matters it deems relevant and such investigation will not have disclosed any matter which the Purchaser, acting reasonably, considers to be materially adverse to either the Corporation, its business or the assets of the Corporation or materially adverse to its decision to acquire the Minority Shares.

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(e)	Deliveries. The Vendor shall deliver or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser:

(i)	share certificates representing the Minority Shares, free and clear of all Encumbrances, duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, together with evidence satisfactory to the Purchaser that the Purchaser or its nominee(s) have been entered upon the books of the Corporation as the holder of the Purchased Shares;

(ii)	the Non-Compete Agreement, duly executed by the Vendor and such other persons as the Purchaser may reasonably request;

(iii)	a mutual release, by and among the Vendor, the Corporation, the Purchaser, and such other persons as the Purchaser may reasonably request; substantially in the form attached hereto as Schedule “A” duly executed by the Vendor and the Corporation and such other persons as the Purchaser may reasonably request;

(iv)	the Subscription Agreement, duly completed and executed by the Vendor;

(v)	the Debt Assignment Agreement, duly executed by the Vendor and the Corporation;

(vi)	the Resignations and Releases, duly executed by each of the Outgoing Directors and Officers;

(vii)	the USA Termination Agreement, duly executed by the Vendor and the Corporation; and

(viii)	evidence that all necessary steps and proceedings as approved by legal counsel for the Purchaser to permit all of the Minority Shares to be transferred to the Purchaser or its nominee(s) have been taken.

(f)	Change in Law. During the Interim Period, no Law, proposed Law, any change in any Law, or the interpretation or enforcement of any Law will have been introduced, enacted or announced, the effect of which will be to prevent the Purchaser from or to increase materially the cost to the Purchaser of (i) completing of the transaction contemplated in this Agreement, or (ii) operating the business of the Corporation after Closing on substantially the same basis as currently operated.

(g)	No Legal Action. No action or proceeding will be pending or threatened by any person (other than the Purchaser) in any jurisdiction, and no order or notice will have been made, issued or delivered by any governmental entity, seeking to enjoin, restrict or prohibit, or enjoining, restricting or prohibiting, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any temporary or permanent terms or conditions on the transactions contemplated by this Agreement, the Businesses or the business of the Purchaser including requiring that any assets or shares be held separate or divested or requiring any form of behavioural or other remedy or otherwise limiting the right of the Purchaser to conduct its business or the Businesses after Closing on substantially the same basis as heretofore operated.

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Section 6.02  Conditions for the Benefit of the Vendor. The purchase and sale of the Minority Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a)	Truth of Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement and in each document to be delivered hereunder are true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of such date and the Purchaser shall have delivered a certificate to that effect duly executed by a duly authorized officer of the Purchaser. Upon the delivery of such certificate, the representations and warranties of the Purchaser in ARTICLE IV will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of such date.

(b)	Performance of Covenants. The Purchaser shall have fulfilled or complied with all covenants contained in this Agreement and in each document to be delivered hereunder are required to be fulfilled or complied with by it at or prior to the Closing, and the Purchaser shall have delivered a certificate to that effect duly executed by a duly authorized officer of the Purchaser.

(c)	Deliveries. The Purchaser shall deliver or cause to be delivered to the Vendor the following in form and substance satisfactory to the Purchaser:

(i)	share certificates or Direct Registration System Advices representing such number of HITI Shares required to be delivered pursuant to Section 2.03(a)(i), free and clear of all Encumbrances, together with evidence satisfactory to the Vendor that the Purchaser or its nominee(s) will be entered upon the books of the Corporation’s transfer agent as the holder of the HITI Shares promptly upon Closing;

(ii)	a certificate representing the Convertible Debenture required to be delivered pursuant to Section 2.03(a)(ii), together with evidence satisfactory to the Vendor that the Purchaser or its nominee(s) has been entered upon the books of the Corporation as the holder of such Convertible Debenture;

(iii)	a mutual release, by and among the Vendor, the Corporation, the Purchaser, and such other persons as the Purchaser may reasonably request; substantially in the form attached hereto as Schedule “A” duly executed by the Vendor and the Corporation and such other persons as the Purchaser may reasonably request;

(iv)	the Share Pledge Agreement, duly executed by the Purchaser;

(v)	the General Security Agreement, duly executed by the Corporation;

(vi)	the USA Termination Agreement, duly executed by the Purchaser and the Corporation; and

(vii)	the Debt Assignment Agreement, duly executed by the Purchaser and the Corporation.

(d)	No Legal Action. No action or proceeding will be pending or threatened by any person (other than the Vendor) in any jurisdiction, and no order or notice will have been made, issued or delivered by any governmental entity, seeking to enjoin, restrict or prohibit, or enjoining, restricting or prohibiting, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any temporary or permanent terms or conditions on the transactions contemplated by this Agreement.

(e)	Assets. Immediately prior to the Closing Date, the properties and assets of the Corporation shall include, but not be limited to, (i) the four (4) retail outlets operated by the Corporation in the Province of Alberta, (ii) the five (5) commercial leases in the Province of Ontario (the “Leases”), and (ii) all other contracts, agreements, licenses, permits or other pertinent documents necessary for the Corporation to occupy and operate each of the locations subject to the Leases as retail cannabis outlets following the Closing Date.

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ARTICLE VII
INDEMNIFICATION

Section 7.01 Survival. All representations, warranties, covenants and agreements contained herein and all related rights to indemnification shall survive the Closing for a period of three (3) years from the Closing Date.

Section 7.02 Indemnification by the Vendor. Subject to Section 7.04, the Vendor shall defend, indemnify and hold harmless the Purchaser, its affiliates and their respective shareholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including legal fees, disbursements and charges, arising from or relating to any:

(a)	inaccuracy in or breach of any of the representations or warranties of the Vendor contained in this Agreement or in any document to be delivered hereunder; or

(b)	breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Vendor under this Agreement or any document to be delivered hereunder.

Section 7.03 Indemnification by the Purchaser. Subject to Section 7.05, the Purchaser shall defend, indemnify and hold harmless the Vendor, its affiliates and their respective shareholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including legal fees, disbursements and charges, arising from or relating to any:

(a)	inaccuracy in or breach of any of the representations or warranties of the Purchaser contained in this Agreement or in any document to be delivered hereunder; or

(b)	breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Purchaser under this Agreement or any document to be delivered hereunder.

Section 7.04  Limitations on the Vendor Indemnification. The Vendor shall not have any obligation to defend, indemnify and hold harmless the Purchaser or make any payment for damages for indemnification or otherwise with respect to the matters described in Section 7.02, until the total of all Damages with respect to such matters exceeds $25,000 and then only for 49.9% of the amount by which such Damages exceed $25,000. Notwithstanding the foregoing, the Vendor shall be liable for all Damages with respect to (i) any breach or inaccuracy of any of the Vendor’s representations and warranties of which the Vendor had actual knowledge at any time prior to the date on which such representation and warranty was made, (ii) any claim involving fraud or fraudulent misrepresentation, and or (viii) any intentional breach by the Vendor of any covenant or obligation under this Agreement.

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Section 7.05  Limitations on the Purchaser Indemnification. The Purchaser shall not have any obligation to defend, indemnify and hold harmless the Vendor or make any payment for damages for indemnification or otherwise with respect to the matters described in Section 7.03, until the total of all Damages with respect to such matters exceeds $25,000 and then only for 50.1% of the amount by which such Damages exceed $25,000. Notwithstanding the foregoing, the Purchaser shall be liable for all Damages with respect to (i) any breach or inaccuracy of any of the Purchaser’s representations and warranties of which the Purchaser had actual knowledge at any time prior to the date on which such representation and warranty was made, (ii) any claim involving fraud or fraudulent misrepresentation, and or (viii) any intentional breach by the Purchaser of any covenant or obligation under this Agreement.

Section 7.06 Tax Treatment of Indemnification Payments. All indemnification payments made by the Vendor under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by Law.

Section 7.07 Effect of Investigation. The Purchaser’s right to indemnification or other remedy based on the representations, warranties, covenants and agreements of the Vendor set out herein will not be affected by any investigation conducted by the Purchaser, or any knowledge acquired by the Purchaser at any time, with respect to the accuracy of, or compliance with, any such representation, warranty, covenant or agreement.

Section 7.08 Cumulative Remedies. The rights and remedies provided in this ARTICLE VI are cumulative and are in addition to and not in substitution for any other rights and remedies available at Law or in equity or otherwise.

ARTICLE VIII
CORPORATION CONSENT AND ASSURANCES

Section 8.01 Consent. In consideration of the representations and covenants of the Vendor and the Purchaser hereunder, the Corporation hereby consents to the sale and purchase of the Minority Shares as contemplated by this Agreement.

Section 8.02 Notwithstanding anything to the contrary herein, the Corporation is a party to this Agreement solely for the purposes of (i) providing the consents, assurances and covenants set forth in this ARTICLE VIII, and (ii) executing and delivering all documents and instruments to which it is required to be a party pursuant to this Agreement, including, for greater certainty, the mutual release, in the form attached hereto as Schedule “A”, the General Security Agreement, the Debt Assignment Agreement, and the USA Termination Agreement.

Section 8.03 The Corporation agrees to execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions of ARTICLE VIII and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder, provided, however, that nothing in the provisions of ARTICLE VIII shall in any way limit the Corporation’s right to claim any benefits inuring to it under any other sections of this Agreement.

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ARTICLE IX
MISCELLANEOUS

Section 9.01 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

Section 9.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)	when delivered by hand (with written confirmation of receipt);

(b)	when received by the addressee if sent by a nationally recognized overnight courier (receipt requested);

(c)	on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)	on the fifth (5th) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.02):

(a)	If to the Vendor:

                           Ontario Inc.

with a copy to (which shall not constitute notice):

Barristers & Solicitors

150 York Street - Suite 800

Toronto, Ontario, M5H 3S5

Attention:

E-mail:

Phone:

Fax:

(b)	If to the Purchaser:

High Tide Inc.

Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta, T3K 2M4

Attention:

E-mail:

with a copy to (which shall not constitute notice):

Garfinkle Biderman LLP

1 Adelaide Street East

Toronto, Ontario, M5C 2V9

Attention:

E-mail:

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Section 9.03 Headings. The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and shall not affect the interpretation of this Agreement.

Section 9.04 Currency. All references in this Agreement or any documents delivered in connection with this Agreement to dollars, or to $ are expressed in Canadian currency unless otherwise specifically indicated.

Section 9.05 Knowledge. Where any representation or warranty contained in this Agreement or any document to be delivered hereunder is expressly qualified by reference to the knowledge of a Party, it will be deemed to refer, unless indicated otherwise, (i) to the actual or constructive knowledge of such Party after due inquiry, and (ii) in the case of a Party that is a corporation, it will be deemed to refer to the actual or constructive knowledge of any director or officer of such corporation, after due inquiry.

Section 9.06 Disclosed in Writing. As used in this Agreement, “disclosed in writing”, “disclosed to the other Party in writing” and words of similar import shall mean actually disclosed in writing by one Party to the other Party or its advisors prior to the Closing Date.

Section 9.07  Gender and Number. Any reference in this Agreement or any documents delivered in connection with this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 9.08 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 9.09 Entire Agreement. This Agreement and all documents to be delivered hereunder constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.

Section 9.10 Successors and Assigns. This Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns. Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning Party of any of its obligations hereunder.

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Section 9.11 No Third-Party Beneficiaries. Except as expressly provided herein, this Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.12 Amendment, Modification, and Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 9.13 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Section 9.14 Forum Selection. Any action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be brought in the courts of the Province of Ontario, and each Party irrevocably submits and agrees to attorn to the non-exclusive jurisdiction of such courts in any such action or proceeding.

Section 9.15 Choice of Language. The Parties confirm that it is their express wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn in the English language only. Les Parties aux présentes confirment leur volenté expresse que cette convention, de même que tous les documents s’y rattachant, y compris tous avis, annexes et autorisations s’y rattachant, soient rédigés en langue anglaise seulement.

Section 9.16 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at Law or in equity.

Section 9.17 Time. Time shall be of the essence of every provision of this Agreement.

Section 9.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.19 No Contra Proferentem. This Agreement has been reviewed by each Party’s professional advisors, and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, that it expresses their agreement, and that, if there is any ambiguity in any of its provisions, no rule of interpretation favouring one Party over another based on authorship will apply.

[Remainder of page intentionally left blank. Signature page follows.]

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SCHEDULE “A”

MUTUAL RELEASE

[Redacted for confidentiality reasons due to potential prejudice to the Purchaser.]

SCHEDULE “B”

SHARE PLEDGE AGREEMENT

[Redacted for confidentiality reasons due to potential prejudice to the Purchaser.]

SCHEDULE “C”

GENERAL SECURITY AGREEMENT

[Redacted for confidentiality reasons due to potential prejudice to the Purchaser.]

SCHEDULE “D”

DEBT ASSIGNMENT AGREEMENT

[Redacted for confidentiality reasons due to potential prejudice to the Purchaser.]

SCHEDULE “E”

RESIGNATION & RELEASES

[Redacted for confidentiality reasons due to potential prejudice to the Purchaser.]

SCHEDULE “F”

OUTGOING DIRECTORS AND OFFICERS

[Redacted for confidentiality reasons due to potential prejudice to the Purchaser.]

SCHEDULE “G”

SUBSCRIPTION AGREEMENT

[Redacted for confidentiality reasons due to potential prejudice to the Purchaser.]

SCHEDULE “H”

NON-COMPETE AGREEMENT

[Redacted for confidentiality reasons due to potential prejudice to the Purchaser.]

SCHEDULE “I”

USA TERMINATION AGREEMENT

[Redacted for confidentiality reasons due to potential prejudice to the Purchaser.]